FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ngo-Burns LamPhung	2. Date of Event Requiring Statement Month/Day/Year 02/10/03	4. Issuer Name and Ticker or Trading Symbol ExpressJet Holdings, Inc. (XJT)
(Last) (First) (Middle) 1600 Smith Street, HQSCE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Controller/Chief Accounting Officer	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Houston, TX 77002			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	400	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	(1)	04/17/07	Common Stock	9,000	$16.00	D
Explanation of Responses: (1) The option vests in 4 equal annual installments beginning on April 17, 2003.
By: /s/ John F. Wombwell Attorney-in-Fact **Signature of Reporting Person	02/13/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Confirming Statement

 I hereby confirm that I have authorized and designated each of John F. Wombwell,

Jennifer L. Vogel, Scott R. Peterson and Sarah E. Hagy to execute and file on my behalf all

Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the

United States Securities and Exchange Commission as a result of my position with, or my ownership of or transactions in securities of, ExpressJet Holdings, Inc. ("ExpressJet") or its

subsidiaries.  The authority of such individuals under this Statement shall continue until I am no longer required to file Forms 4 or 5 with regard to ExpressJet, unless earlier revoked in writing. I hereby acknowledge that such individuals are not assuming, nor is ExpressJet assuming, any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

 /s/ LamPhung Ngo-Burns

       LamPhung Ngo-Burns

Dated:  February 10, 2003